FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on March 7, 2008, announcing the release date of fourth quarter and year-end 2007 results and conference call.  Attached hereto as Exhibit 2 is the Company’s press release dated March 7, 2008, announcing the delivery of the fifth drybulk vessel, M/V PEPITO.

EXHIBIT 1

NEWS RELEASE for March 7, 2008

Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc	TOP Ships Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS ANNOUNCES DATE OF FOURTH QUARTER AND YEAR-END 2007 RESULTS RELEASE AND CONFERENCE CALL

ATHENS, GREECE (March 7, 2008) … TOP Ships Inc. (NasdaqGS:TOPS) announced plans to release its fourth quarter and year-end 2007 results on Thursday, March 13, 2008, before market opening. That same day, at 11:00 AM ET, management will host a conference call, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company’s website at www.topships.org, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 1-877-660-6853 (from the US and Canada) or +1-201-612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 277433. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through March 20, 2008.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

●
a fleet of 18 tankers, consisting of 10 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.8 million dwt, of which 85% are sister ships. Eleven of the Company’s 18 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

●
a fleet of five drybulk vessels with delivery of one additional drybulk vessel expected during March/April 2008.  Including this vessel, three of the Company’s six drybulk vessels will have period charter contracts for an average period of 18 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include possible shareholder objections to the settlement of the class action, possible shareholder opt outs from the settlement, possible disapproval of the Court of the settlement, possible shareholder class appeals of the settlement and adverse outcomes on appeal, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT 2

NEWS RELEASE for March 7, 2008

Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc.	TOP Ships Inc.
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS ANNOUNCES DELIVERY OF THE FIFTH DRYBULK VESSEL

ATHENS, GREECE (March 7, 2008) … TOP Ships Inc. (NasdaqGS:TOPS) announced that it has taken delivery of the M/V PEPITO, a 75,928 dwt Panamax drybulk vessel, built in 2001 in Japan. The vessel has been financed with secured bank debt.

The M/V PEPITO is the fifth of six drybulk vessel deliveries for the fourth quarter 2007 and first quarter 2008. The PEPITO has entered into a time-charter employment for a period of 60-70 days at a daily net rate of $55,000.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

●
a fleet of 18 tankers, consisting of 10 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.8 million dwt, of which 85% are sister ships. Eleven of the Company’s 18 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

●
a fleet of five drybulk vessels with delivery of one additional drybulk vessel expected during March/April 2008.  Including this vessel, three of the Company’s six drybulk vessels will have period charter contracts for an average period of 18 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include possible shareholder objections to the settlement of the class action, possible shareholder opt outs from the settlement, possible disapproval of the Court of the settlement, possible shareholder class appeals of the settlement and adverse outcomes on appeal, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: March 7, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 862309